東京青山・青木法律事務所

(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2006 JUL 21 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

File No. 82-34816
July 14, 2006

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of the Management Systems of SEGA SAMMY HOLDINGS INC. and its Major Subsidiaries (SEGA CORPORATION and Sammy Corporation) (Dated June 20, 2006)

PROCESSED
JUL 25 2006
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

June 20, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of the Management Systems of SEGA SAMMY HOLDINGS INC. and its Major Subsidiaries (SEGA CORPORATION and Sammy Corporation)

Notice is hereby given that at the meeting of the Board of Directors of SEGA SAMMY HOLDINGS INC. (the "Company") held after the close of its Ordinary General Meeting of Shareholders held on June 20, 2006 at which Directors and Corporate Auditors were elected, the following Representative Director, Directors with specific titles and Corporate Auditors were appointed and assumed office as of the same day. Notice is also given of the new management systems of its important subsidiaries SEGA CORPORATION and Sammy Corporation, as described below:

Description

SEGA SAMMY HOLDINGS INC.

1. Directors and Corporate Auditors

New Title	Name	Former Title
Chairman, President and Representative Director	Hajime Satomi	Chairman, President and Representative Director
Vice Chairman and Director	Hisao Oguchi	Vice Chairman and Director
Executive Vice President and Director	Keishi Nakayama	Executive Vice President and Director
Senior Managing Director	Tadashi Ishida	(Newly elected) Senior Executive Officer
Director	Toru Katamoto	Director
Director	Hideki Okamura	Director
Director	Yasuo Tazoe	Director
Standing Corporate Auditor	Kazutada Ieda	Standing Corporate Auditor

Corporate Auditor	Akio Kioi	Corporate Auditor
Corporate Auditor	Ryoichi Arai	Corporate Auditor
Corporate Auditor	Toshio Hirakawa	Corporate Auditor

* Mr. Nakayama will take charge of the President Office and Secretary Office.

* Mr. Ishida will take charge of the Administration Division, Audit Office and CSR Promotion Department.

2. Executive Officers

New Title	Name	Former Title
Executive Officer and Division Manager of Administration Division	Akira Sugano	Executive Officer and Division Manager of Administration Division
Executive Officer and Assistant to Executive Vice President and Director	Koichi Fukazawa	Executive Officer and Assistant to Executive Vice President and Director
Executive Officer and General Manager of President Office	Michael Masakimi Hotta	Executive Officer and General Manager of President Office
Executive Officer and Deputy Division Manager of Administration Division	Tetsushi Ikeda	Executive Officer and Deputy Division Manager of Administration Division

SEGA CORPORATION

1. Directors and Corporate Auditors

New Title	Name	Former Title
Chairman and Chief Executive Officer	Hajime Satomi	Chairman and Chief Executive Officer
President and Chief Operating Officer	Hisao Oguchi	President and Chief Operating Officer
Managing Director (Amusement Business Group Div.)	Yoshiharu Suzuki	Managing Director (Amusement Business Group Div.)
Managing Director (Consumer Business Group Div.)	Hideki Okamura	Managing Director (Consumer Business Group Div.)
Corporate Director (General Manager of Amusement Marketing Development Business Div.)	Yasuo Tazoe	Corporate Director (General Manager of Amusement Marketing Development Business Div.)
Corporate Director (General Manager of Amusement Overseas Business Div.)	Keiji Mori	Corporate Director (General Manager of Amusement Overseas Business Div.)
Corporate Director (Division Manager of Corporate Group Div.)	Akira Sugano	Corporate Director (Division Manager of Corporate Group Div.)
Corporate Director (General Manager of Office of the Chairman and the President)	Koichi Fukazawa	Corporate Director (General Manager of Office of the Chairman and the President)

Corporate Director (Deputy Division Manager of Consumer Business Group Div.)	Masanao Maeda	(Newly elected) Senior Executive Officer (Deputy Division Manager of Consumer Business Group Div.)
Full-time Corporate Auditor	Ryoichi Arai	Full-time Corporate Auditor
Full-time Corporate Auditor	Iwao Nishi	Full-time Corporate Auditor
Corporate Auditor	Mineo Enomoto	Corporate Auditor

2. <u>Corporate Officer</u>

New Title	Name	Former Title
Senior Executive Officer (CEO, SEGA Holdings U.S.A., Inc.; CEO, SEGA EUROPE LTD.; and CEO, SEGA of America, Inc.)	Naoya Tsurumi	Executive Officer (CEO, SEGA EUROPE LTD.; and CEO, SEGA of America, Inc.)
Corporate Officer (General Manager of Amusement Machines Business Div.)	Toshiya Tabata	Corporate Officer (General Manager of Amusement Machines Business Div.)
Corporate Officer (Division Manager of Amusement R&D Div.; and General Manager of Amusement Business Group)	Yukio Sugino	Corporate Officer (Division Manager of Amusement R&D Div.; and General Manager of Amusement Business Group)
Corporate Officer (General Manager of Amusement Machines Business Group)	Sigeru Yamashita	Corporate Officer (General Manager of Amusement Machines Business Group)
Corporate Officer (General Manager of Entertainment Facilities Business Dept.)	Tsutomu Kiyosue	Corporate Officer (General Manager of Entertainment Facilities Business Dept.)
Corporate Officer (General Manager of Operating Business Group, Amusement Marketing Development Business Div.)	Koji Yoshida	Corporate Officer (General Manager of Operating Business Group, Amusement Marketing Development Business Div.)
Corporate Officer (Deputy General Manager of Consumer Business Div.; and General Manager of Consumer Business Group)	Hiroyuki Miyazaki	Corporate Officer (Deputy General Manager of Consumer Business Div.; and General Manager of Consumer Business Group)
Corporate Officer (General Manager of Office of China & Asia Business Management)	Shigeru Aoki	Corporate Officer (General Manager of Office of China & Asia Business Management)
Corporate Officer (General Manager of Amusement Products R&D Group)	Hiroshi Yagi	Corporate Officer (General Manager of Amusement Products R&D Group)
Corporate Officer (General Manager of Network Business Div.)	Kazuhiro Yasutomi	Corporate Officer (General Manager of Network Business Div.)

Corporate Officer (General Manager of General Affairs, Legal & Compliance, Intellectual Property and Operation Improvement Group)	Hiroyuki Soga	Corporate Officer (General Manager of General Affairs, Legal & Compliance, Intellectual Property and Operation Improvement Group)
Executive Officer (President of SEGA (Shanghai) Software Co., Ltd.)	Toru Tsujii	Executive Officer (President of SEGA (Shanghai) Software Co., Ltd.)
Executive Officer (General Manager of Amusement Production Group)	Kunihiko Watanabe	Executive Officer (General Manager of Amusement Production Group)

3. R&D Creative Officers ("R&D CO", hereinafter)

New Title	Name	Former Title
R&D CO (General Manager of Family Entertainment R&D Dept.)	Hiroshi Uemura	(Newly elected)
R&D CO (General Manager of New Entertainment Software R&D Dept.)	Toshihiro Nagoshi	R&D CO (General Manager of New Entertainment Software R&D Dept.)
R&D CO (General Manager of Amusement Software R&D Group)	Hiroshi Kataoka	R&D CO (General Manager of Amusement Software R&D Group)
R&D CO (General Manager of Amusement Related R&D Group)	Masao Yoshimoto	R&D CO (General Manager of Amusement Related R&D Group)
R&D CO (Division Manager of Consumer R&D Div.)	Takayuki Kawagoe	R&D CO (Division Manager of Consumer R&D Div.)
R&D CO (General Manager of Amusement Plus R&D Dept.)	Yu Suzuki	R&D CO (General Manager of Amusement Plus R&D Dept.)

Sammy Corporation

1. Directors and Corporate Auditors

New Title	Name	Former Title
Chairman and Representative Director and Chief Executive Officer	Hajime Satomi	Chairman and Representative Director and Chief Executive Officer
President and Representative Director and Chief Operating Officer	Toru Katamoto	President and Representative Director and Chief Operating Officer
Managing Director (Division Manager of Marketing Division)	Katsuya Kondo	Managing Director (Division Manager of Marketing Division)
Director (General Manager of President	Hideo Yoshizawa	Director (General Manager of President

Office)		Office)
Director (Division Manager of PS R&D Division; and Division Manager of SC R&D Division)	Norio Uchida	Director (Division Manager of PS R&D Division; and Division Manager of SC R&D Division)
Director	Keishi Nakayama	Director
Director	Tadashi Ishida	Senior Managing Director (Division Manager of Corporate Division)
Standing Corporate Auditor	Toshio Hirakawa	Standing Corporate Auditor
Corporate Auditor	Etsuo Sakai	Corporate Auditor
Corporate Auditor	Akio Kioi	Corporate Auditor

* Mr. Ishida will take charge of the Corporate Division.

2. Executive Officers

New Title	Name	Former Title
Executive Officer (Division Manager of PS R&D Division)	Kazuhiro Sumitani	Executive Officer (Division Manager of PS R&D Division)
Executive Officer (Division Manager of Production Division)	Kazuo Nishimura	Executive Officer (Division Manager of Production Division)

- END -